Exhibit 99.1

Draganfly Delivers Next Generation Medical Response Drones for Deployment to Revived Soldiers Ukraine

Draganfly’s Medical Response Drones include custom hardware and software updates expanding the connection range and enabling faster payload drops

Los Angeles, CA. August 24, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce it has delivered next-generation Medical Response Drones to Coldchain Delivery Systems, LLC (“Coldchain Delivery Systems”) for provision of its highly specialized next generation Medical Response Drones to Revived Soldiers Ukraine (“RSU”).

This latest shipment of Medical Response Drones has been equipped with custom hardware and software updates developed by the Draganfly team. These updates include an automatic payload drop function that uses proximity sensors for safe cargo release from several feet above the ground, significantly expanded communication range, and enhanced first-person viewing capabilities that allow for day or night operations.

Draganfly’s Medical Response Drone can carry up to 35 pounds. When equipped with the Company’s temperature-managed Medical Response Payload Box, the drone can transport temperature-sensitive medical supplies, including insulin/medicines, blood, pharmaceuticals, vaccines, water, and wound care kits.

Founded in 2006, Coldchain Delivery Systems is a leader in time and temperature-sensitive medical materials. The organization has extensive experience developing shipping systems, supplying thermal shippers, creating shipping protocols, and managing pharmaceuticals, supplies, and emergency asset materials.

RSU is a top Ukrainian non-profit organization dedicated to providing aid to the people of Ukraine. The organization’s programs focus on medical response and rehabilitation of injured soldiers.

“Draganfly’s Medical Response Drones are helping to ensure we can access hotspots in Ukraine,” said Iryna Vashchuk Discipio, President of RSU. “Draganfly’s ability to provide high-tech solutions is crucial in providing timely and safe medical supplies to communities affected in this crisis.”

“Draganfly is excited to provide our next generation Medical Response Drones to be utilized by RSU in Ukraine. We have seen first-hand how delivering critical medical supplies and equipment in hard-hit areas of the country makes a difference in their ongoing efforts during this conflict,” said Cameron Chell, President and CEO of Draganfly.

This latest shipment builds upon the orders from Coldchain Delivery Systems for North American-made Medical Response and Search and Rescue Drones for deployment with RSU.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Coldchain Delivery Systems

Coldchain Delivery Systems is the leader in time and temperature-sensitive medical material management, integrating proven systems with the documentation fundamental to accreditation and effective Quality Control Systems. Coldchain Delivery Systems’ remote monitoring system, pre-qualified thermal shippers, inventory control, fulfillment, and QAQC solutions ensure the Integrity and Security of its client’s product.

For more information, visit https://coldchain-tech.com/.

About Revived Soldiers Ukraine

Revived Soldiers Ukraine is a non-profit organization dedicated to providing aid to the people of Ukraine in support of their fundamental human rights and medical rehabilitation of Ukrainian soldiers.

With the help of committed supporters, the organization can continue to assist families and soldiers in Ukraine. RSU retains the right to use no more than 10% of the funds for operational costs.

For more information, visit www.rsukraine.org/.

Media Contact:

info@rsukraine.org

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the effectiveness of the Company’s Medical Response Drones and future orders for specialized drones for RSU. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.